                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            UNITED DENTAL CARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  91018H 10 1
                                 (CUSIP Number)

       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.1

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       _________________________________





____________________

     1 Pursuant to Rule 13d-2(c), this Amendment No. 1, which is the first electronic amendment to a paper format Schedule 13G, restates the entire text of the Schedule 13G, as amended as of December 31, 1996.

  CUSIP NO.      91018H 10 1                           Page 2 of 5 Pages
            ----------------------------            ----------------------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack R. Anderson
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

            SHARES                          303,100
                               -------------------------------------------------
         BENEFICIALLY          6     SHARED VOTING POWER


        OWNED BY EACH                       - 0 -

                               -------------------------------------------------
          REPORTING            7     SOLE DISPOSITIVE POWER


            PERSON                          303,100
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
             WITH
                                            - 0 -

--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                303,100
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                X
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                3.4%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!





                                Page 2 of 5 Pages

Item 1(a) Name of issuer:

       United Dental Care, Inc.

Item 1(b) Address of issuer's principal executive offices:

       14755 Preston Road, Suite 300
       Dallas, Texas 75240

Item 2(a) Name of person filing:

       Jack R. Anderson

Item 2(b) Address or principal business office or, if none, residence:

       16475 Dallas Parkway, Suite 735
       Dallas Texas 75248

Item 2(c) Citizenship:

       United States of America

Item 2(d) Title of class of securities:

       Common Stock

Item 2(e) CUSIP No.:

       91018H 10 1

Item 3.  Not Applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

       See Item (9) of Cover Page. Pursuant to Rule 13d-4, Jack R. Anderson disclaims beneficial ownership of 778,500 shares of Common Stock held in two trusts in which relatives of Mr. Anderson are beneficiaries and Citibank, N.A. and George E. Bello are trustees. The filing of this statement shall not be construed as an admission that Jack R. Anderson is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the 778,500 shares of Common Stock held by such trusts.

(b) Percent of class:

       See Item (11) of Cover Page

(c) Number of shares as to which such person has:





                                Page 3 of 5 Pages

       (i)   Sole power to vote or to direct the vote:

              See Item (5) of Cover Page

       (ii)  Shared power to vote or to direct the vote:

              See Item (6) of Cover Page

       (iii) Sole power to dispose or to direct the disposition of:

              See Item (7) of Cover Page

       (iv)  Shared power to dispose or to direct the disposition of:

       See Item (8) of Cover Page

Item 5.  Ownership of 5 Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

       Citibank, N.A. and George E. Bello are trustees having shared voting and investment power under two trusts owning in the aggregate 778,500 shares of Common Stock of the Company in which relatives of Mr. Anderson are beneficiaries. Beneficial ownership of these shares is disclaimed by Jack R. Anderson. Such trusts have the right to receive the dividends or the proceeds from the sale of the 778,500 shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Not Applicable

Item 8.  Identification and Classification of Members of the Group.

       Not Applicable

Item 9.  Notice of Dissolution of Group.

       Not Applicable

Item 10. Certification.

       Not Applicable





                                Page 4 of 5 Pages

                                   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997


/s/ Jack R. Anderson
----------------------------------------------
Jack R. Anderson





                                Page 5 of 5 Pages